PharmD Live Corporation

Financial Statements and
Independent Accountant's Review Report

Year Ended December 31, 2019

PharmD Live Corporation
Table of Contents
December 31, 2019



CFO Associates LLC
Certified Public Accountants
1646 W. Snow Avenue #18
Tampa, Florida 33606
(813) 467-9992 Fax (813) 433-2593
www.thecfoassociates.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of PharmD Live Corporation,

We have reviewed the accompanying financial statements of PharmD Live Corporation, which comprise the balance sheet as of December 31, 2019, and the related consolidated statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PharmD Live Corporation as of December 31, 2019, and the changes in its retained earnings and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

CFO Associates, LLC

Tampa, Florida
June 26, 2020

Rolando Lopez, CPA

06 / 26 / 2020

PharmD Live Corporation
Balance Sheet
December 31, 2019

ASSETS

	2019
Current assets:	
Cash and cash equivalents	$ -
Accounts Receivable	$ -
Total current assets	$ -
Long-term assets:	
Loan from	
Total assets	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 147,000
Due to Others	$ -
Total current liabilities	$ 147,000
Long-term liabilities:	
Notes payable, net of current portion	-
Total long-term liabilities	-
Total liabilities	$ 147,000
Stockholders' equity	($147,000)
Total liabilities and stockholders' equity	$ -

Note on common stock:

Common stock authorized 10,000,000 shares; 8,925,000 shares are outstanding. No par value or cash has been received yet for the 8,925,000 outstanding shares as of 06/26/2020.

See accompanying notes and independent accountants' review report.

PharmD Live Corporation
Statement of Income and Expenses
Year Ended December 31, 2019

		2019
Revenues	$	-
Cost of revenues earned	$(	-)
Gross profit	$	-
Advertising Costs	$	1,072
Education & Training	$	12,000
Software Expense	$	4,889
Licenses & Taxes	$	474
Legal & Professional Fees	$	135,090
Loss from operations		($ 153,525)
Other income:		
Interest and dividends	$	-
Other Income	$	-
Total other income	$	-
Total Loss		($ 153,525)
Net Income (Loss)		($ 153,525)

PharmD Live Corporation
Statement of Changes in Stockholders Equity
Year Ended December 31, 2019

	2019
Common stock	-
Loan from Cynthia Nwaubani	6,525
Retained earnings:	
Balance at the beginning of the year	-
Net Income	(153,525)
Dividends	-
Balance at the end of the year	(147,000)
Total stockholders' equity	($ 147,000)

See accompanying notes and independent accountants' review report.

PharmD Live Corporation
Statement of Cash Flows
Year Ended December 31, 2019

	2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(153,525)
Adjustments to reconcile net income to net cash used by operating activities:	
Realized gain on sale of fixed assets	-
Amortization	-
Changes in:	
Accounts receivable	-
Loans receivable	-
Accounts payable	147,000
Long term payables	-
Net cash provided by operating activities	($ 6,525)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Intangibles	-
Proceeds from sale of fixed assets	-
Net cash provided by investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loan from Cynthia Nwaubani	6,525
Net cash provided by financing activities	$ 6,525
NET INCREASE IN CASH AND CASH EQUIVALENTS	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$ -
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$ -

See accompanying notes and independent accountants' review report.

PharmD Live Corporation
Notes to the Financial Statement
Year Ended December 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) CORPORATION AND PURPOSE

PharmD Live Corporation (the Company) was incorporated in Delaware on April 12, 2019. The Company partners with physicians, accountable care organizations, post-acute care facilities and hospitals to deliver turnkey care management, including chronic care management services, to Medicare and Medicaid beneficiaries. The Company's board-certified pharmacists utilize their innovative, HIPAA-compliant software solution to improve clinical and financial outcomes for end users. The Company operates on a December 31st year-end.

(B) BASIS OF ACCOUNTING

The accounting method used by the Company is the accrual basis of accounting. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

(C) CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers currency on hand, demand deposits and money market funds as cash. Cash equivalents would consist of highly liquid debt instruments purchased with maturities of three months or less. Cash accounts are maintained primarily in one commercial bank, insured by the FDIC for an aggregate of up to $250,000.

(D) FIXED ASSETS

Property and equipment purchased by the Company are recorded at cost. Depreciation is recorded over the estimated useful life of the asset using the straight-line method, usually ranging from three to twenty years. For the fiscal year ended 12/31/2019, no PP&E were purchased. Additions and major replacements or betterments are added to the asset cost when applicable. Maintenance and repair cost and minor replacements are charged to expense as incurred.

(E) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) RISK AND UNCERTAINTIES

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

(2) ACCOUNTS RECEIVABLE
The accounts receivable are considered current and fully collectible by the management of the Company and accordingly, an allowance for doubtful accounts has not been recorded.

(3) INCOME TAXES
The Company believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accrual for interest and penalties for uncertain income tax positions at December 31, 2019. The Company is subject to franchise and income tax filing requirements in the States of Delaware

(4) CONCENTRATION OF CREDIT RISK
The Company's cash is held by Union Bank in Washington DC. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $250,000. As of December 31, 2019, the Company's operating bank accounts were fully insured.

(5) EQUITY BASED COMPENSATION
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

(6) EQUITY
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of shares of Class A Common Stock, $0.007 par value per share. No par value has been received as of June 26, 2020. As of December 31, 2019, 8,925,000 shares have been issued and are outstanding as follows:

- 7,050,000 shares granted at 0 value to founders
- 210,000 shares granted to terminated employees
- 1,665,000 shares granted to current employees

*As of June 26, 2020, an additional 1,000,000 shares have been reserved for WeFunder investments.

(7) SUBSEQUENT EVENTS

In preparing this financial statement, the company has evaluated events and transactions for potential recognition and disclosures through June 26, 2020, the date the financial statements was available to be issued. No subsequent events have occurred since financial statements were issued.